

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-Mail</u>
John Robertson
President
Linux Gold Corporation
#240 – 11780 Hammersmith Way
 Richmond, BC V7A 5E9, Canada

> **Re: Linux Gold Corporation**
> **Form 20-F for Fiscal Year Ended February 28, 2011**
> **Filed September 8, 2011**
> **File No. 000-30084**

Dear Mr. Robertson:

We issued comments to you on the above captioned filing on May 18, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 3, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining